News Release TSX-V: PDO 12-4 March 9, 2012

PORTAL APPOINTS JOHN KANDERKA TO THE BOARD OF DIRECTORS

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that Mr. John Kanderka has joined the Company’s Board of Directors.  Mr. Kanderka has more than 35 years of experience as a landman in the oil and gas industry and currently consults for a variety of exploration, production and pipeline companies with operations in Western Canada and the United States.  Mr. Kanderka served on Portal’s Oil and Gas Advisory Board for the last year.

Throughout his career Mr. Kanderka has held many surface, mineral, gas marketing and administrative positions with Poco Petroleums Ltd., Wellore Energy Inc. and Voyager Energy Inc. among others.  Mr. Kanderka was a Co-Founder and the Landman for Trimox Energy Inc. and Terraquest Energy Corporation, both successful oil and gas production companies built from the ground up and later bought out by Canext Energy Ltd. and Masters Energy Inc. respectively.   Mr. Kanderka was Vice President, Land at Richland Petroleum Corporation when it merged with Provident Energy Trust.  Mr. Kanderka became Vice President of Land at Baytex Energy as the result of a merger with Dorset Exploration Ltd., a corporation with over one million undeveloped acres of land.  Mr. Kanderka has been a Member of the Canadian Association of Petroleum Landmen (CAPL) since 1977 and has held the Certification as a Professional Landman since 1991.

“We are very pleased that Mr. Kanderka has joined the Board of Directors,” said David Hottman, Chairman, President & CEO. “He brings to Portal a wealth of experience in all aspects of land transactions, management as well as the entrepreneurial experience of having been involved with several companies from concept through to a corporate buyout.”

Portal has also accepted the resignations of three directors: Mr. Gary Nordin, Mr. Frank Wheatley and Mr. Barry Reid. Mr. Reid has also resigned his position as COO.  The Company would like to thank them for their service and wish them well in their future endeavours.

Portal’s strategic focus is to build production through the identification, acquisition and development of land within traditional hydrocarbon producing areas of the Western Canadian Sedimentary Basin utilizing both conventional and unconventional development methods.  The Company has an interest in five projects (four are non-operated) covering 35 square miles (11.5 net) or 22,400 acres (7,360 net).  The projects cover the spectrum of light, medium and heavy oil and two of the projects have shut in natural gas production capacity.

Portal is headquartered in Calgary, Alberta, Canada.  For additional information please refer to the Company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com